mR

[redacted]

12014618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 2501
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans-Peter Guenig 212 935 5150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1250 Rene Levesque West (Address), Montreal (City) Quebec/Canada (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 8 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Hans-Peter Gruenig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROLA BARGHOUTI
Notary Public, State of New York
No. 01BA6254867
Qualified in Queens County
Commission Expires January 23, 2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL
RECEIVED
PROCESSING
MAR 08 2012
WASH., D.C.
196
SECTION

Helvea Inc.

Financial Statements
December 31, 2011 and 2010
(expressed in US dollars)

pwc

February 22, 2012

Report of Independent Auditors

To the Shareholder of
Helvea Inc.

We have audited the accompanying balance sheet of Helvea Inc. (the "company") as of December 31, 2011, and the related statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Helvea Inc.

Balance Sheet

As of December 31,

(expressed in US dollars)

	2011 $	2010 $
Assets		
Current assets		
Cash and cash equivalents	6,393,899	6,060,812
Accounts receivable	59,836	101,691
Prepaid expenses	73,739	98,288
Income taxes recoverable	-	307,572
	6,527,474	6,568,363
Future income tax asset	84,000	84,000
Property and equipment (note 3)	157,304	403,615
	6,768,778	7,055,978
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	335,970	860,924
Income taxes payable	103,469	-
	439,439	860,924
Shareholder's Equity		
Capital stock (note 5)	364,950	364,950
Capital contribution (note 6)	222,466	98,136
Retained earnings	5,741,923	5,731,968
	6,329,339	6,195,054
	6,768,778	7,055,978

Approved by the Board of Directors

_______________________ Director _______________________ Director

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31,

(expressed in US dollars)

	Capital stock				
	Number of Class A common shares	Amount $	Capital contribution $	Retained earnings $	Total $
Balance as of December 31, 2009	330,000	2,614,950	-	5,260,442	7,875,392
Net earnings	-	-	-	471,526	471,526
Return of capital (note 5)	-	(2,250,000)	-	-	(2,250,000)
Contribution of capital (note 6)	-	-	98,136	-	98,136
Balance as of December 31, 2010	330,000	364,950	98,136	5,731,968	6,195,054
Net earnings	-	-	-	9,955	9,955
Contribution of capital (note 6)	-	-	124,330	-	124,330
Balance as of December 31, 2011	330,000	364,950	222,466	5,741,923	6,329,339

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Earnings

For the year ended December 31,

(expressed in US dollars)

	2011 $	2010 $
Revenue		
Commissions earned	12,473,318	11,948,060
Research services	1,039,163	615,692
Interest income	6,658	9,838
	13,519,139	12,573,590
Expenses		
Salaries and related expenses	2,246,694	2,423,607
Commissions (note 7)	8,352,192	7,557,676
Professional fees	321,903	406,662
Travel, meals and entertainment	665,996	633,895
Information services	267,639	276,708
EDP maintenance and development	4,370	4,145
Telecommunications	77,997	77,368
Rent and related expenses	356,976	362,356
Business and other taxes	72,992	43,908
General office expenses	35,983	28,582
Amortization	246,311	244,676
Business development and promotional activities	19,655	13,989
Memberships and registration fees	87,186	132,795
Foreign exchange loss (gain)	133,100	(195,565)
Miscellaneous expenses	12,630	59,277
	12,901,624	12,070,079
Earnings before income taxes	617,515	503,511
Provision for (recovery of) income taxes		
Current	607,560	115,985
Future	-	(84,000)
	607,560	31,985
Net earnings	9,955	471,526

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31,

(expressed in US dollars)

	2011 $	2010 $
Cash flows from		
Operating activities		
Net earnings	9,955	471,526
Items not affecting cash		
Share-based compensation (note 6)	124,330	98,136
Amortization	246,311	244,676
Future income taxes	-	(84,000)
	380,596	730,338
Changes in non-cash operating working capital items		
Decrease (increase) in accounts receivable	44,149	(37,833)
Decrease in prepaid expenses	25,062	5,395
Decrease (increase) in income taxes recoverable	221,043	(13,349)
Increase (decrease) in accounts payable and accrued liabilities	(505,340)	475,962
	(215,086)	430,175
	165,510	1,160,513
Investing activities		
Purchase of property and equipment	-	(131,600)
Financing activities		
Return of capital	-	(2,250,000)
Effect of foreign exchange rate changes on cash and cash equivalents	167,577	16,237
Net increase (decrease) in cash and cash equivalents during the year	333,087	(1,204,850)
Cash and cash equivalents – Beginning of year	6,060,812	7,265,662
Cash and cash equivalents – End of year	6,393,899	6,060,812
Cash and cash equivalents consist of:		
Cash	4,363,949	4,060,812
Short-term deposits (note 9)	2,029,950	2,000,000
	6,393,899	6,060,812
Supplementary information		
Income taxes paid	403,456	137,648
Income taxes recovered	68,258	-
Interest received	6,803	10,239

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD"), now the Financial Industrial Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Prior to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet").

The company commenced its principal business activity of marketing European securities in 2005.

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Revenue recognition

The company recognizes revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined, and collectability is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Cash and cash equivalents are classified as loans and receivables and accounted for at amortized cost.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artwork included in furniture and equipment is considered an asset with an undefined useful life and therefore is not amortized.

(expressed in US dollars)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Centre of Montreal activities. These credits are accounted for as a reduction of the related costs to which they pertain.

Foreign currency translation

These financial statements are presented in US dollars which, effective January 1, 2008, became the company's functional currency.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

			2011	2010
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and equipment	338,907	281,991	56,916	122,545
Computer equipment	131,600	80,422	51,178	95,044
Leasehold improvements	684,075	634,865	49,210	186,026
	1,154,582	997,278	157,304	403,615

(expressed in US dollars)

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2011 $	2010 $
Accrued compensation	4,471	526,323
Other	331,499	334,601
	335,970	860,924

5 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued and fully paid

	2011 $	2010 $
330,000 Class A common shares	364,950	364,950

On June 25, 2010, the company returned capital to its shareholder in the amount of $2,250,000.

(expressed in US dollars)

6 Share-based compensation

On December 29, 2009, the company's employees entered into a share-based compensation agreement with Helvea Holding S.A., the company's ultimate parent. The compensation agreement granted a total of 20,819 shares of Helvea Holding S.A. to the employees of the company with a fair value at grant date of $326,613 as well as a one-time cash consideration of $169,060, for a total value of $495,673.

The grant date fair value of the shares has been determined to be $15.75 per share based on the estimated net asset value of Helvea Holding S.A. as defined in its shareholder agreement.

The shares granted to employees under this agreement are subject to clawback provisions whereby Helvea Holding S.A. can claw back all or part of these shares in the event the employment agreement is terminated before the third anniversary from the date of the agreement. As such, the compensation expense related to the shares will be recognized over the three-year service period.

As a result of this agreement, the company remitted cash to Helvea Holding S.A. for the total value of the compensation agreement. The one-time cash payment was included in salary expense in 2009, while the grant date fair value was appropriately recorded as a distribution of earnings.

In 2010, an employee of the company terminated their employment agreement and forfeited their shares in accordance with the clawback provisions.

In 2011, for shares vested to employees, a non-cash expense has been recorded in the amount of $124,330 (2010 – $98,136) with a corresponding contribution of capital from Helvea Holding S.A.

	Number of shares
Balance as of December 31, 2010	12,516
Vested to employees	(7,894)
Balance as of December 31, 2011	4,622

7 Related party transactions and balances

The statement of earnings includes the following related party transactions:

	2011 $	2010 $
Expenses		
Commissions	8,352,192	7,557,676

Commissions earned are collected by Helvea S.A. and remitted to the company.

(expressed in US dollars)

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2012	299,251
2013	302,977
2014	302,977
2015	302,977
2016	287,890
2017 and thereafter	162,578

9 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2011, the short-term deposits consist of call deposits of $2,029,950 (2010 – $2,000,000).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with very high credit quality financial institutions (AA- and above). Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

(expressed in US dollars)

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2011 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed rate of 0.05%
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

An increase or decrease of 1% in interest rates would not have a significant impact.

10 Income taxes

Rate reconciliation: Statutory to effective tax rate

	$	%
Earnings before income taxes	617,515	-
Provision for income taxes	607,560	98.3
Income taxes at statutory rate	148,203	24.0
Effect of		
Departure taxes	330,000	53.4
US taxes	103,469	16.7
Permanent differences	45,000	7.2
Other tax benefits	(19,112)	(3.0)
Provision for income taxes	607,560	98.3

11 Capital requirements

The company is a member of FINRA and is therefore subject to the capital requirements (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

As at December 31, 2011, the company's aggregate indebtedness and net capital were $335,970 and $5,577,687 respectively (2010 – $860,924 and $4,976,441 respectively), giving a result of 10.38% (2010 – 17.30%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

(expressed in US dollars)

12 Subsequent event

As of January 1, 2012, Helvea Inc. moved its operations to the United States and is incorporated under the State of Delaware Law. The Canadian entity became a branch of the US subsidiary.

Helvea Inc.
Schedule of Computation of Net Capital
As of December 31,

(expressed in US dollars)

	2011 $	2010 $
Net Capital		
Capital stock – Common shares	364,950	364,950
Capital contribution	222,466	98,136
Retained earnings	5,741,923	5,295,102
Cumulative translation adjustment	436,866	436,866
	6,766,205	6,195,054
Accounts receivable	59,466	101,176
Prepaid expenses	73,739	98,288
Income taxes recoverable	139,316	307,572
Future income tax asset	84,000	84,000
Property and equipment	157,303	403,615
Haircut on foreign currency	237,828	223,962
	751,652	1,218,613
	6,014,553	4,976,441
Aggregate Indebtedness		
Accounts payable and accrued liabilities	335,970	860,924
Income taxes payable	242,785	-
Aggregate indebtedness as a percentage of net capital	10.38%	17.30%

pwc

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 08 2012
WASH., D.C.
196

February 22, 2012

Helvea Inc.
1800 McGill College Avenue
Suite 1020
Montréal, Quebec H3A 3J6

In planning and performing our audit of the financial statements and supplemental schedules of Helvea Inc. for the year ended December 31, 2011 (on which we issued our report dated February 20, 2012 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls of Helvea Inc.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Helvea Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Helvea Inc. in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because Helvea Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Helvea Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Helvea Inc. has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

pwc

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of Helvea Inc.'s internal control would not necessarily disclose all matters in Helvea Inc.'s internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving Helvea Inc.'s internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe Helvea Inc.'s practices and procedures were adequate as at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants